Exhibit 23.4
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement of MGM MIRAGE on Form S-4 of our reports dated April 18, 2005, relating to the financial statements and financial statement schedule of Mandalay Resort Group, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Mandalay Resort Group’s adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”), and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Mandalay Resort Group for the year ended January 31, 2005, and to the reference to us under the headings “Summary Selected Consolidated Financial and Other Data” and “Experts” in the Prospectus, which are part of this Registration Statement.
/s/ Deloitte & Touche LLP
Las Vegas, Nevada
October 14, 2005